Mail Stop 60-10


	July 12, 2005


Mr. Jeffrey Kang
Chief Executive Officer
Comtech Group, Inc.
Suite 1001, Tower C, Skyworth Building
Nanshan, Shenzhen 518057
People`s Republic of China

Re:	Comtech Group, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
	Filed July 7, 2005
	File No. 333-124201

Dear Mr. Kang:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We depend upon contractual arrangements . . ., page 13

1. We continue to review your responses to prior comments 1, 3 and
4
and may have further comments that will be addressed separately.

Principal and Selling Stockholders, page 69

2. We note that shares beneficially owned after the offering by Jeffery Kang and all executive officers and directors as a group are described in footnote (15) as representing "shares . . . beneficially owned after this offering by Comtech Global Investment Ltd., a selling shareholder in this offering." Please reconcile this with, in the case of Mr. Kang, the disclosure in footnotes (2) and (14) and in the case of all executive officers and directors as a group, footnotes (2)-(9) and (14).

3. We note that the table states that Ren Investment International Ltd. beneficially owns 4,937,917 shares of common stock, while footnote (2) states that Ren Investment beneficially owns
5,342,790
shares. Please revise your disclosure to reconcile these statements.

4. We note the reference to footnote (17). Please revise or advise.

Related-Party Transactions, page 71

5. We note the reference to 2002 transactions disclosed in response to previous comment 8. To the extent that these transactions involved related parties, they should be disclosed fully in this section so that investors have a clear understanding of the purpose and effects of the transactions. See Instruction 2 to Regulation S-K
Item 404.

Underwriting, page 81

6. Please confirm that your reference on page 81 to electronic prospectus delivery applies only to the electronic road show mentioned in your letter to us and that you and the underwriters will not engage in any other form of electronic offer, sale or distribution of your shares.

Exhibits

7. We note your response to prior comment 9. Please allow adequate time for review and resolution of any comment on additional exhibits.

*  *  *  *  *


      You may contact Lynn Dicker at (202) 551-3616 or Gary Todd at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 551-3647or me at (202) 551-3617 with any other questions.


	Sincerely,



	Russell Mancuso
	Branch Chief



cc (via fax):  	Robert Wray - Skadden, Arps, Slate, Meagher &
Flom LLP
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Mr. Jeffrey Kang
Comtech Group, Inc.
July 12, 2005
Page 1